EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2010

(In thousands)

Earnings
Net income	$57,718
Equity earnings	(8,498)
Income distribution from equity investees	6,667
Federal and state income taxes	33,820
Amortization of capitalized interest	315
Interest capitalized	(2,713)
Fixed charges	20,041
Total Earnings as Defined	$107,350

Fixed Charges
Interest expense on long-term debt and other	$15,497
Interest on rentals*	1,053
AFUDC - borrowed funds	118
Capitalized interest	2,713
Amortization of debt issuance costs	660
Total Fixed Charges	$20,041

Ratio of Earnings to Fixed Charges	5.36x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.